The National Security Group, Inc.

NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS CHARTER

Membership

The Committee shall be composed entirely of independent directors as defined from time to time under the applicable NASDAQ guidelines.

Scope of Powers and Functions

The Committee shall have such powers and functions as may be assigned to it by the Board of Directors from time to time; however, such functions shall, at a minimum, include the following, as well as any functions as shall be required of nominating committees by NASDAQ:

• to recommend the criteria for Board membership, which may include one or more of the following:

Experience as a board member of another publicly traded corporation, experience in industries or with technologies relevant to the Company, accounting or financial reporting experience, or such other professional experience as the Committee shall determine shall qualify an individual for Board service.

In establishing these criteria, the Committee shall make every effort to ensure that the Board and its committees include at least the number of independent directors, as that term is defined and as may be required by applicable standards promulgated by NASDAQ and by the Securities and Exchange Commission. Candidates shall have good business judgment and an even temperament, high ethical standards, a healthy view of the relative responsibilities of a board member and management, and shall be independent thinkers and articulate and intelligent.

The Company’s policy is not to discriminate on the basis of race, gender or ethnicity and the board is supportive of any qualified candidate who would also provide the board with more diversity.

• to consider, recommend and recruit candidates for election to the Board at each annual meeting of stockholders and to review candidates recommended by shareholders;

• to monitor and recommend the functions and review the performance of the Board, and the various Committees of the Board, including the Committee, at least annually;

• to consider matters of corporate governance generally and to review and recommend to the Board, periodically, to the extent required or considered desirable, the Company’s corporate governance principles; and

• to recommend to the Board director retirement policies.

In addition, the Committee has sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm’s fees and other retention terms. The Committee may also, at its discretion, engage outside legal counsel or other advisers as it deems necessary to carry out its functions.

Administrative

The Committee shall meet at least once per year and shall hold any additional meetings as may be called by the Chairman of the Committee or management. Members of senior management or others may attend meetings of the Committee at the invitation of the Committee and shall provide pertinent information as necessary. The Chairman of the Committee shall set the agenda of each meeting and arrange for the distribution of the agenda, together with supporting material, to the Committee members prior to each meeting. The Chairman will also cause minutes of each meeting to be prepared and circulated to the Committee Members. The Committee may meet via telephone conference calls. A majority of the members of the Committee shall constitute a quorum for all purposes.